Exhibit 99.39

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

January 11, 2021

Item 3:	News Release

The news release was disseminated on January 11, 2021, through the news dissemination services of Canada NewsWire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced partial results from four diamond drill holes recently completed at the Keats Zone and six initial holes drilled at the Little-Powerline Zone, drilled as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project, 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

January 11, 2021

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

50 Meter Step-Out Hole at Keats Intercepts Broad,

Shallow, High-Grade Intervals:

22.5 g/t Au over 10.4m and 31.4 g/t Au over 15.9m

Vancouver, BC, January 11, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce partial results from four diamond drill holes recently completed at the Keats Zone (“Keats”) and six initial holes drilled at the Little-Powerline Zone (“Little-Powerline”), drilled as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project (“Queensway”), 15 km west of Gander, Newfoundland.

Keats Zone Highlights

•	Intervals displaying significant quartz veining, sulfide mineralization and/or visible gold are assayed on a rush basis. Recent results received for four holes at Keats are summarized below and in Figure 1.

Keats Zone Summary Results

	From	To	Interval	Au Grade
	(m)	(m)	(m)	(g/t)
NFGC-20-41	11.7	22.1	10.4	22.5
and	45.0	60.9	15.9	31.4

NFGC-20-43	119.8	138.0	18.2	10.0
including	122.3	130.0	7.7	20.7

NFGC-20-33	151.9	156.0	4.0	2.59
NFGC-20-36	96.4	105.3	8.9	5.16

•	Two shallow high-grade intervals in hole NFGC-20-41 (22.5 g/t Au over 10.4m and 31.4 g/t Au over 15.9m) have extended the Keats Zone 50m to the north of discovery hole NFGC-19-01 (Figure 1).

•	Importantly, high-grade mineralization in NFGC-20-41 starts just 12m down hole at the bedrock surface.

Greg Matheson, P.Geo., Chief Operating Officer of New Found, stated: “Veining in drilling to date at the Keats Zone is characterized by quartz and sulfide mineralization displaying consistent broad thicknesses in the range of 10m to 40m. Intervals of visible gold have been consistently encountered within broader mineralized vein intervals with assays to date returning consistent high-grade Au tenors. Good continuity is evident between holes with approximately 100m of strike now confirmed on this exciting high-grade zone. The zone remains open along strike and to depth, with geophysics, surface sampling, and wide-spaced drilling indicating at least 300m of prospective strike. Increasing our drill count from four to eight drills early in 2021 will help us to ramp-up the grid drilling at Keats and to also test multiple other high-grade targets along 5 km of strike on the Appleton Fault Zone and 3 km of strike on the JBP Fault Zone.”

Note that the exact orientation of the veins is uncertain but believed to be steeply dipping thus implying true widths of the high-grade zone to be in the 70% to 80% range of reported drill lengths.

Little-Powerline Zone Highlights

•	First pass drilling at the Little Powerline Zone, located on the west side of the Appleton Fault approximately one km northwest of the Keats Zone, has returned early promising results including:

Little-Powerline Zone Summary Results

	From	To	Interval	Au Grade	Ag Grade
	(m)	(m)	(m)	(g/t)	(g/t)
NFGC-20-11	21.3	38.5	17.2	1.28
NFGC-20-12	16.9	26.5	9.6	2.61
including	23.2	25.5	2.3	7.75

NFGC-20-14	11.0	13.0	2.0		253.8
and	57.0	58.0	1.0		94.9

•	Holes NFGC-20-11 and NFGC-20-12 returned significant intervals of near surface gold mineralization including 1.28 g/t Au over 17.2m and 2.61 g/t Au over 9.6m, respectively. The latter interval includes a high-grade interval of 7.75 g/t Au over 2.3m.

•	Interestingly and unexpectedly, hole NFGC-20-14 returned two intercepts of high-grade silver mineralization including 253.8 g/t Ag over 2.0 m. This is the first instance of high-grade silver being identified on the Queensway property.

•	Silver mineralization is located proximal to the Little-Powerline gold bearing structures but is believed to be a separate, earlier mineralizing system. Further geological investigation is ongoing to determine the significance of these intervals and to develop a follow up plan for additional drilling.

Note that the exact orientation of the veins is uncertain but believed to be steeply dipping thus implying true widths of the high-grade zone to be in the 70% to 80% range of reported drill lengths.

Keats Zone Drill Collar and Interval Summaries

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-33	300	-45	297	658238	5427394
NFGC-20-36	300	-45	150	658245	5427466
NFGC-20-41	300	-45	195	658232	5427514
NFGC-20-43	300	-45	182	658239	5427435

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-20-33	151.9	156	4.0	2.59	Keats Main
And	164.4	172.2	7.8	1.78
NFGC-20-36	75.4	77.4	2.0	7.22	Keats Main
And	88.8	107.7	18.9	3.29
Incl.	96.4	105.3	8.9	5.15
And	117.7	123.8	6.1	1.11
NFGC-20-41	11.7	22.1	10.4	22.5	Keats Main
Incl.	13	16.7	3.7	58.9
And	32	35.5	3.5	1.36
And	45	60.9	15.9	31.4
Incl.	49.3	55.6	6.3	67.7
NFGC-20-43	109.7	114	4.3	1.54	Keats Main
And	119.8	138	18.2	10.0
Incl.	122.3	130	7.7	20.7
And	145.6	147.8	2.2	1.29

Little-Powerline Zone Drill Collar and Interval Summaries

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-11	300	-45	74	657891	5428491
NFGC-20-12	300	-45	150	657900	5428459
NFGC-20-13	300	-45	89	657891	5428520
NFGC-20-14	120	-45	90	657827	5828581
NFGC-20-15	300	-45	172	657933	5428470
NFGC-20-16	300	-45	195	657956	5428360

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-20-11	21.3	38.5	17.2	1.28	Little-Powerline
NFGC-20-12	16.9	26.5	9.6	2.61	Little-Powerline
Incl.	23.2	25.5	2.3	7.75
NFGC-20-13	NSR				Little-Powerline
NFGC-20-14	NSR Au, see Ag results below				Little-Powerline
NFGC-20-15	NSR				Little-Powerline
NFGC-20-16	NSR				Little-Powerline

NSR = No Significant Au Results

Anomalous Ag results from Little-Powerline

Hole No.	From (m)	To (m)	Interval (m)	Ag (g/t)	Zone
NFGC-20-14	11.0	13.0	2.0	253.8	Little-Powerline
And	57.0	58.0	1.0	94.9

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Any samples that returned over-limit values (>100 g/t silver) were analyzed with the Ag-OG62 procedure (Ag by HF-HNO3 -HClO4 digestion with HCl leach, ICP-AES or AAS finish). Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$67M the Company is well financed to continue its current 200,000m program, with a planned increase from the current four drills to eight drills by February 2021. New Found has a proven capital markets and mining team with major shareholders including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors, and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

New Found Gold at the 2021 Cordilleran Roundup

New Found Gold will be attending the 2021 AME Remote Roundup with a Core Shack booth January 18-22. Visit New Found Gold’s virtual booth for the following presentations: Greg Matheson, P.Geo., our Chief Operating Officer, will be presenting the Queensway Project on January 18 and 21 at 10:30 am PST, and Denis Laviolette, P.Geo, President, and Craig Roberts, P.Eng., Chief Executive Officer, will provide a corporate presentation on January 20 at 10:30 am.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.